October 10, 2019

I. Andrew Weeraratne
Chief Executive Officer
Acqusalut Inc.
7135 Collins Ave
No.624
Miami Beach, Florida 33141

       Re: Acqusalut Inc.
           Amendment No.1 to Offering Statement on Form 1-A
           Filed September 25, 2019
           File No. 024-10996

Dear Mr. Weeraratne:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed September 25, 2019

Risks Factors
Risks Related to Our Business , page 5

1. Please add a risk factor regarding the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.
Risks Related to this Offering
"Our management has included an arbitration clause . . .", page 5

2. We note your responses to comments two and three, and your amended risk factor disclosure on page 5. Please amend your disclosure in the offering circular to clearly state
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         that you have both an arbitration provision and an exclusive forum provision in your subscription agreement. In this regard, we note that your amended subscription agreement appears to contain an exclusive forum provision in Section IV(1), and an arbitration provision in Section IV(2). You should clearly describe each provision, the risks related to each provision, and any uncertainty about the enforceability of each provision. For clarity, you should consider providing separate risk factors for each provision.

         As a related matter, we note your responses to comments 2 and 3 that the arbitration and exclusive forum provisions apply to all claims arising or relating to state and federal securities laws and the rules and regulations promulgated thereunder. Please amend your disclosure in the offering circular to state the same, and amend
Section IV(2) of your
         subscription agreement to include a statement that this clause also applies to federal securities law claims. Further, because it appears that the arbitration clause applies to federal securities law claims, please disclose that, by agreeing to the subscription agreement, investors cannot waive the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.
Use of Proceeds, page 9

3. In light of your current development stage, please revise to clarify the basis for your estimate of cash flow to be generated per music concert.
100% of the Shares of Common Stock Offered, page 11

4. We note that you have amended your use of proceeds disclosure to reflect that you now plan to use the proceeds of the offering to do live entertainment, and that if you sell 75%
         or 100% of the shares of common stock that you are offering, you will do a two-night music festival where you believe that you can make $10,000,000. The difference in the use of net proceeds for 75% of the offering and 100% of the offering appears to be an increase in annual and future administrative expenses. Please briefly explain the difference between the use of proceeds for 75% of the offering and 100% of the offering, including why you estimate annual and future administrative expenses to be higher if you sell 100% of the offering, even though it appears from your disclosure that you intend to do the same two-day festival under each scenario.
Directors, Executive Officers, and Significant Employees, page 20

5. Please include a table substantially similar to the one found in Item 10(a) of Form 1-A, including the name, position, age, term of office, and approximate hours per week for part-time employees.
Compensation of Directors and Executive Officers, page 22

6. Please provide the disclosure required by Item 10(a) and Item 11(a) of Form 1-A to include Ms. Kazuko Kusunoki. In this regard, we note that your amended disclosure describes Ms. Kazuko Kusonoki as the Vice President of Administration. See the
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October 10, 2019
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         definition of "executive officer" in Instruction 2. to Item 10(a) of Form 1-A.
General

7. Please remove references throughout your offering statement that you are "registering"
         shares in this offering, considering that you are filing on Form 1-A, which applies to securities offerings made pursuant to Regulation A, and you are not registering any shares under the Securities Act or Exchange Act. For example, we note that your "Use of
         Proceeds" section states that you are "registering" shares of common stock.
       You may contact Katherine Bagley, Staff Attorney, at 202-551-2545 or Jennifer L pez,
Staff Attorney, at 202-551-3792 with any questions.



FirstName LastNameI. Andrew Weeraratne                         Sincerely,
Comapany NameAcqusalut Inc.
                                                               Division of
Corporation Finance
October 10, 2019 Page 3                                        Office of Trade
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FirstName LastName